JIADE LIMITED

February 15, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Joel Parker
Rucha Pandit
Lilyanna Peyser

Re:	JIADE LIMITED
Amendment No. 1 to Registration Statement on Form F-1
Filed January 26, 2024
File No. 333-276283

Ladies and Gentlemen:

This letter is in response to the letter dated February 14, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to JIADE LIMITED (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 2”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Exhibit 5.1

1. Please revise the legal opinion to cover the shares being registered for resale by the selling stockholder.

In response to the Staff’s comments, we have revised the opinion of Maples and Calder (Hong Kong) LLP, attached as Exhibit 5.1 to the Amended Registration Statement No. 2, to cover the shares being registered for resale by the selling shareholder.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yuan Li
Name:	Yuan Li
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC